Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2018

Macquarie Capital (USA) Inc.
Index
March 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Macquarie Capital (USA) Inc. as of March 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
May 25, 2018

We have served as the Company's auditor since at least 1999. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2018

Assets

Cash	$ 9,723,028
Cash segregated under federal regulations (Note 3)	9,000,000
Receivable from broker-dealers and clearing organizations	20,429,024
Receivable from customers	63,595,779
Receivable from non-customers	1,102,420
Securities borrowed	2,447,831
Securities owned (includes $182,556,688 at fair value)	183,005,668
Fees receivable, net	27,477,084
Receivable from affiliates	62,674,740
Deferred tax asset	12,172,047
Other assets	3,763,280
Total assets	$ 395,390,901

Liabilities and Stockholder's Equity

Liabilities

Payable to broker-dealers and clearing organizations	$ 60,841,055
Payable to customers	8,012,121
Payable to non-customers	195,619
Securities sold, not yet purchased, at fair value	1,440,480
Payable to parent and affiliates	48,040,022
Accrued expenses and other liabilities	35,401,380
Total liabilities	153,930,677

Commitments and contingencies (Note 11)

Stockholder's Equity

Common stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issued and outstanding	1,564
Additional paid-in capital	654,269,302
Accumulated deficit	(412,810,642)
Total stockholder's equity	241,460,224
Total liabilities and stockholder's equity	$ 395,390,901

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Notes to Statement of Financial Condition
March 31, 2018

1. **Organization**

   Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ('SIPC").

   The Company acts as a broker of Australian, Asian, European, and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients in US markets. Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

   The Company's headquarters and principal operations are located in New York, New York.

2. **Significant Accounting Policies**

   Basis of Accounting and Use of Estimates
   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash
   Cash consists of un-invested cash balances used in the daily operations of the business that are primarily maintained with one major global bank.

   Fair Value Measurements
   The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

   Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

   Level 2   Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

2. **Significant Accounting Policies (continued)**

Fair Value Measurements (continued)
Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of March 31, 2018, the Company did not hold any financial instruments that are classified within Level 3 of the fair value hierarchy.

Fees Receivable, net
Fees receivable consist of investment banking and advisory service fees as well as underwriting fees. Fees receivable are presented net of an allowance for doubtful accounts of $4,603,798 as of March 31, 2018. Management reviews receivables on a quarterly basis to assess the need for a reserve based on collectability.

Translation of Foreign Currencies
The Company's financial statements are presented in United States dollars. Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Share Based Compensation
The Company participates in the share-based compensation plan of MGL, which include awards granted to employees under share acquisition plans, including those delivered through the Macquarie Employee Retained Equity Plan ("MEREP"). The MGL consolidated group recognizes an expense and a corresponding increase in equity in the case of equity settled awards granted to employees. The awards are measured at the grant dates based on their fair value and using the number of equity instruments expected to vest.

Income Taxes
The Company is a member of the Macquarie Holdings USA Inc. ("MHUSA") tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of various unitary and combined filing group for state and local income tax purposes. Where the consolidated group does not file a unitary of combined state and local income tax return, the Company must file on a standalone basis if it is deemed to have a presence in that state. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported assets and liabilities in the Statement of Financial Condition and the tax basis of those assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company and its Parent's historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets, to the extent they are not offset by the valuation allowance, are presented separately on the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

New Accounting Standards Not Yet Adopted

In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-14, "Revenue from Contracts with Customers" to supersede the majority of current revenue recognition guidance under U.S. GAAP. The core principle of this guidance is that an entity should recognize revenue for the transfer of goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts including significant judgments. The guidance is effective for the Company beginning April 1, 2018.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases" to improve recognition of leases on the balance sheet. The guidance will be effective for the Company beginning April 1, 2019.

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses". The main objective of this ASU is to require more appropriate timing of recording credit losses on financial instruments. The guidance will be effective for the Company beginning April 1, 2020.

In November 2016, the Financial Accounting Standards Board issued ASU No. 2016-18 "Statement of Cash Flows – Restricted Cash". The guidance will amend the presentation and classification of changes in restricted cash in the statement of cash flows to eliminate current diversity in practice. The amended guidance requires the statement of cash flows to explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance is effective for the Company beginning April 1, 2018.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At March 31, 2018, cash of $9,000,000 has been segregated.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2018, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 3,561,803	$ 60,133,124
Receivable from/payable to clearing organizations	16,867,221	707,931
	$ 20,429,024	$ 60,841,055

5. Receivable From and Payable to Customers

Receivable from and payable to customers includes balances with U.S. clients for transactions that were not settled prior to or at settlement date. In addition, the Company's affiliates effect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from the Securities Exchange Act of 1934 (the "Act"). In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates.

6. Fair Value of Financial Instruments

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels, as of March 31, 2018.

| | Assets | | | |
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market mutual funds	$180,417,833	$ -	$ -	$180,417,833
Equity securities	2,138,855	-	-	2,138,855
Total	$182,556,688	$ -	$ -	$182,556,688

| | Liabilities | | | |
	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased, at fair value				
Equity securities	$ 1,440,480	$ -	$ -	$ 1,440,480
Total	$ 1,440,480	$ -	$ -	$ 1,440,480

The Company also has other financial assets and liabilities that are recorded at their contractual amounts, which approximate their fair value as they are generally short term in nature and at market rates. They would also be considered Level 2 in the hierarchy as there is no active market price for the instruments.

7. Deferred Profit Share

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following six to ten years, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

Macquarie Capital (USA) Inc.
Notes to Statement of Financial Condition (continued)
March 31, 2018

8. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. The Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $11,000 (based on the maximum IRS compensation limit of $275,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

9. Employee Share Based Compensation

Macquarie Group Employee Retained Equity Plan
The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of restricted share units ("RSU") comprising a beneficial interest in MGL shares held in trust for the staff member. The participant in the RSU is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. RSUs are the primary form of award under the MEREP. The Company expenses MEREP over the vesting period. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive

Directors with significant management or risk responsibility) and two to four years for other staff, including staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP trustee at the closing price of MGL shares on the day before the awards are issued.

For profit share awards representing 2017 retention, the conversion price was the volume weighted average price from May 16, 2017 up to and including the date of the allocation, which was June 22, 2017. That price was calculated to be AUD 89.25 (USD $66.95) per share. Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD 90.15 (USD $69.76) per share. Vesting for retained deferred profit share awards is five years, transitional awards vest after seven years and retained profit share awards vest after three years. They are also subject to forfeiture in certain circumstances.

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at April 1, 2017	1,763,736
Vested shares during the year	(488,989)
Transfers from related body corporate entities	288,624
Shares granted during the year	(87,694)
Shares forfeited during the year	4,510
Non-vested shares at March 31, 2018	1,480,187

10. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services, allocation of expenses, and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2018 are comprised of the following:

Receivable from broker-deals and clearing organizations	$ 3,482,603
Receivable from customers	4,044,531
Receivable from non-customers	1,102,420
Securities borrowed	2,447,831
Receivable from affiliates	62,674,740

Liabilities and payables to the Parent and affiliated companies as of March 31, 2018 are comprised of the following:

Payable to broker-deals and clearing organizations	$ 59,551,189
Payable to customers	4,036,734
Payable to non-customers	195,619
Payable to parent and affiliates	48,040,022

On June 23, 2017, the Company received a capital contribution of $15,000,000 from its Parent.

11. Risk, Commitments, and Contingencies

The Company acts as agent to execute and clear all of its Australian securities transactions through Macquarie Capital Securities (Australia) Limited, Asian securities transactions through Macquarie Bank Limited Hong Kong branch, and European securities transactions through Macquarie Capital (Europe) Limited, all of which are affiliated entities. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2018, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations.

The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this

11. Risk, Commitments, and Contingencies (continued)

would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2018.

The Company may be exposed to credit risk regarding its cash and receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers.

12. Legal and Regulatory Matters

The Company is routinely involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company has established accruals for certain of its currently outstanding legal proceedings. In accordance with the provisions of the U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when a loss contingency is probable as of the balance sheet date and the amount of the loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings periodically to assess the adequacy of its litigation accruals based on management's best estimate after consultation with counsel. Such accruals are adjusted from time to time as appropriate based on current developments.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences related to those matters. The Company considers the accrued amount the best estimate based on the information available at this time. While the Company believes this estimate to be reasonable and probable, the final outcome may vary significantly from this estimate.

13. Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein.

The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the Act, or $250,000. At March 31, 2018, the Company had net capital of $125,672,224 which was $124,329,074 in excess of the required minimum net capital.

The Company is also subject to Rule 15c3-3 under the Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers of $9,000,000 at March 31, 2018.

During the year ended March 31, 2018, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2018 for this purpose under with Rule 15c3-3.

14. **Income Taxes**

The Company is a member of the MHUSA tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of several unitary and combined groups for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. Currently, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2012 and March 31, 2013. New York State is examining the combined group for tax years ended March 31, 2007 to March 31, 2014. New York City is examining the combined group for tax years ended March 31, 2008 to March 31, 2014. Illinois is examining the combined group for tax years ended March 31, 2013 to March 31, 2014.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. These result in a net deferred tax asset of $12,172,047 which is included on the Statement of Financial Condition. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no valuation allowance recorded as of March 31, 2018.

The Company uses the separate company method of tax allocation as modified for benefits-for-loss. This approach modifies the "separate return method", a method that allocates current and deferred taxes to members of the group by applying ASC 740 to each member as if it were a separate taxpayer, so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the subsidiary when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities for the year ended March 31, 2018. Interest expense related to unrecognized tax benefits is included in income tax expense. Penalties, if any, are recognized as a component of Other expenses.

As of March 31, 2018, there is no liability for tax related interest and penalties included within accrued expenses and other liabilities on the Company's Statement of Financial Condition.

15. **Subsequent Events**

The Company has evaluated subsequent events through May 25, 2018, the date the financial statements were available to be issued. The Company did not have any significant subsequent events to report.